

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2021

John D. Schmitz
President and Chief Executive Officer
Select Energy Services, Inc.
1233 W. Loop South, Suite 1400
Houston, TX 77027

  Re: Select Energy Services, Inc.
    Registration Statement on Form S-1
    Filed December 17, 2021
    File No. 333-261726

Dear Mr. Schmitz:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: Stephen M. Gill